

June 12, 2024

Brian Bolster
Executive Vice President, Finance and Chief Financial Officer
NextEra Energy, Inc.
700 Universe Bouldevard
Juno Beach, Florida 33408

   Re: NextEra Energy, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    Form 8-K filed April 23, 2024
    File No. 001-08841

Dear Brian Bolster:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Note 1. Summary of Significant Accounting and Reporting Policies
Structured Payables, page 76

1. We note your description of the structured payables program that NEE offers to suppliers, which can extend the original invoice due date and include a service fee. We also note that the suppliers, at their discretion, may assign the negotiable draft they receive from a NEE subsidiary under the program to a financial institution. Based on your disclosure that substantially all the outstanding obligations under this program is included in accounts payable, please tell us how you evaluated whether this program meets the three criteria in FASB ASC 405-50-15-2 to be considered a supplier finance program. As part of your response, clarify i) where the portion of the structured payables balance not included in accounts payable is reported and why, and ii) the nature, terms and amount of the service fee and where it is reported in your Consolidated Statements of Income for each reporting period.

2.   Article 5 of Regulation S-X requires separate and clear display of amounts payable for borrowings and amounts payable to trade creditors. Given the characteristics of your structured payables program and that a trade creditor is typically a supplier that has provided an entity with goods and services in advance of payment, tell us how you concluded these amounts should be classified as accounts payable versus a short term borrowing. In your response, address how you considered the terms of the structured payables program (for example, but not limited to the inclusion of a service fee, guarantee, etc.) that may not be typical industry standard terms for accounts payables to a trade creditor.

Form 8-K filed April 23, 2024

Outlook, page 2

3.   We note on page 2 of your earnings release that you provide outlook guidance for the non-GAAP financial measure adjusted earnings per share without providing a reconciliation to the most directly comparable GAAP financial measure. Please provide a reconciliation to the most directly comparable GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer O'Brien at 202-551-3721 or Shannon Buskirk at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation